UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: May 13, 2024	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of March 31, 2024, and for the three months ended March 31, 2024 and 2023

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
March 31, 2024 and December 31, 2023
(In thousands of US dollars)

		March 31,	December 31,
		2024	2023
	Notes	(Unaudited)	(Audit)
Assets
Cash and due from banks	3,4,5	1,726,295	2,047,452

Securities, net	3,4,6	1,110,369	1,022,131

Loans, net	3,4,7	7,383,521	7,220,520

Customers' liabilities under acceptances	3,4	235,344	261,428
Derivative financial instruments - assets	3,4,10	183,177	157,267
Equipment and leasehold improvements, net		16,287	16,794
Intangibles, net		2,616	2,605
Other assets	11	30,214	15,595
Total assets		10,687,823	10,743,792

Liabilities and Equity
Liabilities:
Demand deposits		533,709	510,195
Time deposits		4,190,570	3,897,954
	3,4,12	4,724,279	4,408,149
Interest payable		52,966	42,876
Total deposits		4,777,245	4,451,025

Securities sold under repurchase agreements	3,4,13	363,804	310,197
Borrowings and debt, net	3,4,14	3,933,303	4,351,988
Interest payable		41,596	49,217

Lease liabilities	3,15	16,434	16,707
Acceptances outstanding	3,4	235,344	261,428
Derivative financial instruments - liabilities	3,4,10	36,301	40,613
Allowance for losses on loan commitments and financial guarantee contract	3,4	8,620	5,059
Other liabilities	16	37,265	53,734
Total liabilities		9,449,912	9,539,968

Equity:
Common stock		279,980	279,980
Treasury stock		(106,759)	(110,174)
Additional paid-in capital in excess of value assigned to common stock		120,064	122,046
Capital reserves	22	95,210	95,210
Regulatory reserves	22	136,019	136,019
Retained earnings		706,228	673,281
Other comprehensive income (loss)		7,169	7,462
Total equity		1,237,911	1,203,824
Total liabilities and equity		10,687,823	10,743,792
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three months ended March 31, 2024 and 2023
(In thousands of US dollars, except per share data and number of shares)

	Notes	2024	2023
Interest income:
Deposits		25,026	14,399
Securities		10,628	6,384
Loans		157,918	122,596
Total interest income	19	193,572	143,379
Interest expense:
Deposits		(69,734)	(40,058)
Securities sold under repurchase agreements	13	(2,564)	(1,867)
Borrowings and debt	14	(58,240)	(48,690)
Lease liabilities	15	(149)	(144)
Total interest expense	19	(130,687)	(90,759)

Net interest income		62,885	52,620

Other income (expense):
Fees and commissions, net	18	9,472	4,812
Loss on financial instruments, net	9	160	1,704
Other income, net		71	39
Total other income, net	19	9,703	6,555

Total revenues		72,588	59,175

Provision for credit losses	3,19	(3,029)	(6,331)

Operating expenses:
Salaries and other employee expenses		(11,670)	(9,736)
Depreciation of equipment, improvements to leased property		(594)	(548)
Amortization of intangible assets		(224)	(187)
Other expenses		(5,803)	(5,419)
Total operating expenses	19	(18,291)	(15,890)
Profit for the period		51,268	36,954

Per share data:
Basic earnings per share (in US dollars)	17	1.40	1.02
Weighted average basic shares (in thousands of shares)	17	36,609	36,360
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three months ended March 31, 2024 and 2023
(In thousands of US dollars)

	2024	2023
Profit for the period	51,268	36,954

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	(528)	(3,390)
Reclassification of gains on financial instruments to profit or loss	235	196

Other comprehensive income (loss)	(293)	(3,194)

Total comprehensive income for the period	50,975	33,760
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the three months ended March 31, 2024 and 2023
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2023	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125	1,069,347
Profit for the period	—	—	—	—	—	36,954	—	36,954
Other comprehensive income (loss)	—	—	—	—	—	—	(3,194)	(3,194)
Compensation cost - stock units plans	—	—	1,518	—	—	—	—	1,518
Exercised options and stock units vested	—	2,234	(2,234)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(9,092)	—	(9,092)
Balances at March 31, 2023	279,980	(111,863)	119,782	95,210	136,019	571,474	4,931	1,095,533

Balances at January 1, 2024	279,980	(110,174)	122,046	95,210	136,019	673,281	7,462	1,203,824
Profit for the period	—	—	—	—	—	51,268	—	51,268
Other comprehensive income (loss)	—	—	—	—	—	—	(293)	(293)
Compensation cost - stock units plans	—	—	1,433	—	—	—	—	1,433
Exercised options and stock units vested	—	3,415	(3,415)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(18,321)	—	(18,321)
Balances at March 31, 2024	279,980	(106,759)	120,064	95,210	136,019	706,228	7,169	1,237,911
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the three months ended March 31, 2024 and 2023
(In thousands of US dollars)

	Notes	2024	2023
Cash flows from operating activities
Profit for the period		51,268	36,954
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements		594	548
Amortization of intangible assets		224	187
Provision for credit losses	3	3,029	6,331
Loss on sale of financial instruments at amortized cost		—	1,367
Compensation cost - share-based payment		1,433	1,518
Net changes in hedging position and foreign currency		(9,092)	6,137
Interest income		(193,572)	(143,379)
Interest expense		130,687	90,759
Changes in operating assets and liabilities:
Pledged deposits		259	1,291
Loans		(152,439)	101,905
Other assets		(13,552)	(3,675)
Due to depositors		316,129	378,024
Other liabilities		(16,325)	1,829
Cash flows provided by operating activities		118,643	479,796
Interest received		186,049	127,085
Interest paid		(129,153)	(88,670)
Net cash provided by operating activities		175,539	518,211

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements		(79)	(145)
Acquisition of intangible assets		(235)	(450)
Proceeds from the sale of securities at amortized cost		—	7,611
Proceeds from the redemption of securities at amortized cost		31,294	93,112
Proceeds from the redemption of securities at FVOCI		—	39,600
Purchases of securities at amortized cost		(33,752)	(63,212)
Purchases of securities at FVOCI		(86,449)	—
Net cash (used in) provided by investing activities		(89,221)	76,516

Cash flows from financing activities:
Increase in securities sold under repurchase agreements		53,607	47,096
Net decrease in short-term borrowings and debt	14	(583,341)	(503,227)
Proceeds from long-term borrowings and debt	14	201,482	—
Payments of long-term borrowings and debt	14	(60,561)	(55,668)
Payments of lease liabilities	15	(283)	(255)
Dividends paid		(18,120)	(9,085)
Net cash used in financing activities		(407,216)	(521,139)

(Decrease) increase net in cash and cash equivalents		(320,898)	73,588
Cash and cash equivalents at beginning of the period		1,987,068	1,190,936
Cash and cash equivalents at end of the period	5	1,666,170	1,264,524

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
-    BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014 and suspended its operations on July 28, 2021. The company specializes in offering financial leasing and other financial products such as loans and factoring. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 16, 2024.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.Basis of preparation of the consolidated financial statements
These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2023, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans at amortized cost, outstanding balance

	March 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,954,393	—	—	2,954,393
Grades 5 - 6	0.75 - 3.80	3,769,122	224,613	—	3,993,735
Grades 7 - 8	3.81 - 34.51	321,485	70,012	—	391,497
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		7,045,000	294,625	10,107	7,349,732
Loss allowance		(34,822)	(17,802)	(6,934)	(59,558)
Total		7,010,178	276,823	3,173	7,290,174

	December 31, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,893,562	—	—	2,893,562
Grades 5 - 6	0.75 - 3.80	3,680,969	237,878	—	3,918,847
Grades 7 - 8	3.81 - 34.51	303,445	69,606	—	373,051
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,877,976	307,484	10,107	7,195,567
Loss allowance		(34,778)	(17,734)	(6,898)	(59,410)
Total		6,843,198	289,750	3,209	7,136,157

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	March 31, 2024
	12-month PD Ranges	Stage 1	Stage 2		Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	384,167	—		—	384,167
Grades 5 - 6	0.75 - 3.80	438,666	10,338		—	449,004
Grades 7 - 8	3.81 - 34.51	268,204	3,550		—	271,754
		1,091,037	13,888		—	1,104,925

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	64,957	—		—	64,957
Grades 5 - 6	0.75 - 3.80	396	—		—	396
Grades 7 - 8	3.81 - 34.51	169,991	—		—	169,991
		235,344	—		—	235,344
		1,326,381	13,888		—	1,340,269
Loss allowance		(7,997)	(623)	—	—	(8,620)
Total		1,318,384	13,265		—	1,331,649

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	457,901	—	—	457,901
Grades 5 - 6	0.75 - 3.80	416,786	24,996	—	441,782
Grades 7 - 8	3.81 - 34.51	160,473	3,550	—	164,023
		1,035,160	28,546	—	1,063,706

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	163,438	—	—	163,438
Grades 5 - 6	0.75 - 3.80	2,009	—	—	2,009
Grades 7 - 8	3.81 - 34.51	95,981	—	—	95,981
		261,428	—	—	261,428
		1,296,588	28,546	—	1,325,134
Loss allowance		(3,905)	(1,154)	—	(5,059)
Total		1,292,683	27,392	—	1,320,075

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Securities at amortized cost

	March 31, 2024
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	924,963	—	—	924,963
Grades 5 - 6	0.75 - 3.80	57,525	18,427	—	75,952
		982,488	18,427	—	1,000,915
Loss allowance		(1,144)	(116)	—	(1,260)
Total		981,344	18,311	—	999,655

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	913,524	—	—	913,524
Grades 5 - 6	0.75 - 3.80	57,674	28,346	—	86,020
		971,198	28,346	—	999,544
Loss allowance		(1,230)	(402)	—	(1,632)
Total		969,968	27,944	—	997,912
Securities at FVOCI

	March 31, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	97,608	—	—	97,608
		97,608	—	—	97,608
Loss allowance		(23)	—	—	(23)
Total		97,585	—	—	97,585

	December 31, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	11,824	—	—	11,824
		11,824	—	—	11,824
Loss allowance		(1)	—	—	(1)
Total		11,823	—	—	11,823

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)
The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	March 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Current	7,040,746	298,879	—	7,339,625
Defaulters	—	—	10,107	10,107
Total	7,040,746	298,879	10,107	7,349,732

	December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Current	6,873,737	311,723	—	7,185,460
Delinquent	—	—	10,107	10,107
Total	6,873,737	311,723	10,107	7,195,567

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	March 31, 2024
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,182,467	11,578	(7,690)
Cross-currency swaps	1,493,008	171,599	(28,611)
Total	2,675,475	183,177	(36,301)

	December 31, 2023
	Notional value USD	Derivative financial instruments - fair value assets	Derivative financial instruments - fair value liabilities
Interest rate swaps	987,394	11,358	(790)
Cross-currency swaps	1,678,042	145,909	(39,823)
Total	2,665,436	157,267	(40,613)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(37)	37	—	—
Net effect of changes in allowance for expected credit losses	(123)	698	36	611
Financial instruments that have been derecognized during the period	(9,631)	(667)	—	(10,298)
New instruments originated or purchased	9,835	—	—	9,835
Allowance for expected credit losses as of March 31, 2024	34,822	17,802	6,934	59,558

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Transfer to lifetime expected credit losses	(752)	752	—	—
Net effect of changes in allowance for expected credit losses	(2,363)	11,195	6,481	15,313
Financial instruments that have been derecognized during the period	(17,950)	(879)	—	(18,829)
New instruments originated or purchased	27,254	1,616	—	28,870
Write-offs	—	—	(21,144)	(21,144)
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances
The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s Management is estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Net effect of changes in reserve for expected credit losses	(448)	1	—	(447)
Financial instruments that have been derecognized during the period	(1,691)	(532)	—	(2,223)
New instruments originated or purchased	6,231	—	—	6,231
Allowance for expected credit losses as of March 31, 2024	7,997	623	—	8,620

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Transfer to lifetime expected credit losses	(24)	24	—	—
Transfer to 12-month expected credit losses	22	(22)	—	—
Net effect of changes in reserve for expected credit losses	(58)	21	—	(37)
Financial instruments that have been derecognized during the period	(2,824)	—	—	(2,824)
New instruments originated or purchased	3,184	1,108	—	4,292
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Net effect of changes in allowance for expected credit losses	2	(286)	(330)	(614)
Financial instruments that have been derecognized during the period	(102)	—	—	(102)
New financial assets originated or purchased	14	—	—	14
Recoveries	—	—	330	330
Allowance for expected credit losses as of March 31, 2024	1,144	116	—	1,260

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(46)	46	—	—
Net effect of changes in allowance for expected credit losses	(58)	547	1,252	1,741
Financial instruments that have been derecognized during the period	(1,074)	(218)	—	(1,292)
New financial assets originated or purchased	238	—	—	238
Write-offs	—	(1,752)	(5,254)	(7,006)
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—	—	1
Net effect of changes in allowance for expected credit losses	1	—	—	1
New financial assets originated or purchased	21	—	—	21
Allowance for expected credit losses as of March 31, 2024	23	—	—	23

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the period	(11)	—	—	(11)
New financial assets originated or purchased	2	—	—	2
Allowance for expected credit losses as of December 31, 2023	1	—	—	1

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)
The following table provides a reconciliation between:
-    Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
-    The (reversal) provision for credit losses’ line item in the consolidated statement of profit or loss.

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
March 31, 2024			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	611	(447)	(614)	1	(449)
Financial instruments that have been derecognized during the period	(10,298)	(2,223)	(102)	—	(12,623)
New financial assets originated or purchased	9,835	6,231	14	21	16,101
Total	148	3,561	(702)	22	3,029

	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities
March 31, 2023			At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	3,455	(428)	3,464	—	6,491
Financial instruments that have been derecognized during the period	(8,563)	(1,909)	(1,073)	(5)	(11,550)
New financial assets originated or purchased	9,179	2,170	41	—	11,390
Total	4,071	(167)	2,432	(5)	6,331

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Financial instruments with credit-impaired are graded 8 to 10 in the Bank’s internal credit risk grading system.
The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	March 31, 2024	December 31, 2023
Credit-impaired loans at beginning of period	6,898	21,561
Change in allowance for expected credit losses	—	6,181
Write-offs	—	(21,144)
Interest income	36	300
Credit-impaired loans at end of period	6,934	6,898

	March 31, 2024	December 31, 2023
Investments at amortized cost with credit impairment at beginning of period	—	4,002
Change in allowance for expected credit losses	(330)	1,249
Recoveries of amounts previously written off	330	—
Interest income	—	3
Write-offs	—	(5,254)
Investments at amortized cost with credit impairment at end of period	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk
The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Carrying amount - principal	7,349,732	7,195,567	235,344	261,428	1,000,915	999,544	97,608	11,824
Amount committed/guaranteed	—	—	1,104,925	1,063,706	—	—	—	—

Concentration by sector
Corporations:
Private	3,329,188	3,192,357	680,938	727,379	592,383	582,877	—	—
State-owned	1,320,883	1,204,471	141,173	115,542	11,877	20,619	—	—
Financial institutions:
Private	2,137,937	2,248,150	105,008	97,381	312,682	311,870	—	—
State-owned	476,886	464,917	413,150	384,832	35,094	35,149	97,608	11,824
Sovereign	84,838	85,672	—	—	48,879	49,029	—	—
Total	7,349,732	7,195,567	1,340,269	1,325,134	1,000,915	999,544	97,608	11,824

Concentration by industry
Financial institutions	2,614,823	2,713,067	518,158	482,213	352,206	351,463	97,608	11,824
Manufacturing	1,765,385	1,702,514	439,955	464,433	341,115	346,140	—	—
Oil and petroleum derived products	1,390,413	1,330,526	129,146	106,518	86,369	95,144	—	—
Agricultural	389,924	239,498	22,800	22,546	—	—	—	—
Services	—	465,113	104,421	108,632	99,647	84,840	—	—
Mining	310,741	328,415	11,671	26,329	9,688	9,690	—	—
Sovereign	84,838	85,672	—	—	48,879	49,029	—	—
Other	337,577	330,762	114,118	114,463	63,011	63,238	—	—
Total	7,349,732	7,195,567	1,340,269	1,325,134	1,000,915	999,544	97,608	11,824

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Carrying amount - principal	7,349,732	7,195,567	235,344	261,428	1,000,915	999,544	97,608	11,824
Amount committed/guaranteed	—	—	1,104,925	1,063,706	—	—	—	—

Rating
1-4	2,954,393	2,893,562	449,124	621,339	924,963	913,524	97,608	11,824
5-6	3,993,735	3,918,848	449,400	443,791	75,952	86,020	—	—
7-8	391,497	373,050	441,745	260,004	—	—	—	—
10	10,107	10,107	—	—	—	—	—	—
Total	7,349,732	7,195,567	1,340,269	1,325,134	1,000,915	999,544	97,608	11,824

Concentration by country
Argentina	54,956	52,264	115,000	—	—	—	—	—
Australia	—	—	—	—	4,817	4,803	—	—
Belgium	11,013	14,223	—	—	—	—	—	—
Bolivia	—	—	3,930	4,270	—	—	—	—
Brazil	968,822	1,008,633	92,460	83,932	30,889	31,009	—	—
Canada	22,684	22,599	10,338	24,996	38,583	38,508	—	—
Chile	428,512	454,885	23,902	16,423	65,154	79,495	—	—
China	15,000	—
Colombia	919,132	938,897	32,225	67,545	15,042	23,837	—	—
Korea	—	—	—	—	1,852	1,839	—	—
Costa Rica	311,915	284,709	54,823	51,895	7,991	7,988	—	—
Dominican Republic	577,254	637,199	160,157	157,986	4,674	4,705	—	—
Ecuador	190,890	190,628	323,919	259,597	—	—	—	—
El Salvador	74,500	82,500	—	—	—	—	—	—
France	68,225	27,454	46,250	96,249	—	—	—	—
Germany	—	—	15,000	15,000	14,766	14,750	—	—
Guatemala	746,636	704,012	98,731	100,227	—	—	—	—
Honduras	243,288	221,672	975	975	—	—	—	—
Hong Kong	—	15,000	—	—	—	—	—	—
Ireland	—	—	—	—	14,977	14,976	—	—
Israel	—	—	—	—	4,765	4,788	—	—
Italy	—	—	—	—	14,622	14,660	—	—
Jamaica	98,433	101,858	—	—	—	—	—	—
Japan	11,368	12,037	—	—	38,775	38,548	—	—
Luxembourg	74,902	89,833	—	—	—	—	—	—
Mexico	859,176	838,495	97,837	83,561	62,006	62,229	—	—
Netherlands	—	—	—	800	—	—	—	—
Norway	—	—	—	—	—	9,838	—	—
Panama	433,263	374,364	35,212	29,301	33,933	33,977	—	—
Paraguay	181,567	186,426	230	230	—	—	—	—
Peru	521,446	536,236	136,215	223,460	30,589	30,635	—	—
Singapore	182,365	145,807	8,172	7,057	—	—	—	—
Trinidad and Tobago	156,391	132,783	30,500	—	—	—	—	—
United States of America	107,893	74,139	1,240	—	559,448	539,727	—	—
United Kingdom	48,501	37,314	—	—	48,214	43,232	—	—
Uruguay	41,600	11,600	39,393	101,630	—	—	—	—
Multilateral	—	—	—	—	—	—	97,608	11,824
Total	7,349,732	7,195,567	1,340,269	1,325,134	1,000,915	999,544	97,608	11,824

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

v.Offsetting financial assets and liabilities
The following tables include financial assets and liabilities that are offset in the consolidated financial statement or subject to an enforceable master netting arrangement:

a)Derivative financial instruments – assets

	March 31, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	183,177	—	183,177	—	(173,361)	9,816
Total	183,177	—	183,177	—	(173,361)	9,816

	December 31, 2023
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	157,267	—	157,267	—	(152,111)	5,156
Total	157,267	—	157,267	—	(152,111)	5,156

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	March 31, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(363,804)	—	(363,804)	384,840	—	21,036

Derivative financial instruments used for hedging at FVTPL	(36,301)	—	(36,301)	—	30,025	(6,276)
Total	(400,105)	—	(400,105)	384,840	30,025	14,760

	December 31, 2023
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(310,197)	—	(310,197)	342,271	8,087	40,161

Derivative financial instruments used for hedging at FVTPL	(40,613)	—	(40,613)	—	34,297	(6,316)
Total	(350,810)	—	(350,810)	342,271	42,384	33,845

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade. The following table details the Bank's liquidity ratios:

	March 31, 2024	December 31, 2023
At the end of the period	210.4%	205.8%
Period average	207.8%	177.2%
Maximum of the period	270.6%	357.0%
Minimun of the period	117.5%	111.5%
The following table includes the Bank’s liquid assets by country risk:

	March 31, 2024			December 31, 2023
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United States of America	1,557	—	1,557	1,904	—	1,904
Latin America	9	—	9	7	—	7
Other countries	—	—	—	1	—	1
Multilateral	100	98	198	75	12	87
Total	1,666	98	1,764	1,987	12	1,999

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

(in millions of USD dollars)	March 31, 2024	December 31, 2023
Demand and "overnight" deposits	357	748
Demand and "overnight" deposits to total deposits	7.6%	17.0%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	March 31, 2024	December 31, 2023
Total liquid assets	1,764	1,999
Total assets to total liabilities	37.3%	45.4%
Total liquid assets in the Federal Reserve of the United States of America	87.2%	94.3%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)
Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a material portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.
The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

(in millions of USD dollars)	March 31, 2024	December 31, 2023
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	4,511	4,087
Average term (days)	188	197
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

(in millions of USD dollars)	March 31, 2024	December 31, 2023
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	3,937	4,119
Average term (days)	1,438	1381

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets
The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	March 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,712,363	—	15,641	—	—	1,728,004	1,726,295
Securities	70,512	43,952	134,363	940,151	30,829	1,219,807	1,110,369
Loans	2,914,713	1,332,673	1,332,962	2,346,098	230,267	8,156,713	7,383,521
Derivative financial instruments - assets	10,216	3,284	58,748	104,306	6,623	183,177	183,177
Total	4,707,804	1,379,909	1,541,714	3,390,555	267,719	11,287,701	10,403,362

Liabilities
Deposits	(3,388,484)	(911,361)	(494,831)	(35,481)	—	(4,830,157)	(4,777,245)
Securities sold under repurchase agreements	(363,804)	—	—	—	—	(363,804)	(363,804)
Borrowings and debt	(771,118)	(531,978)	(932,527)	(2,008,258)	(132,385)	(4,376,266)	(3,974,899)
Lease liabilities	(290)	(290)	(576)	(4,739)	(10,539)	(16,434)	(16,434)
Derivative financial instruments - liabilities	(2,848)	(8,598)	(3,862)	(20,553)	(439)	(36,300)	(36,301)
Total	(4,526,544)	(1,452,227)	(1,431,796)	(2,069,031)	(143,363)	(9,622,961)	(9,168,683)

Subtotal net position	181,260	(72,318)	109,918	1,321,524	124,356	1,664,740	1,234,679

Off-balance sheet contingencies
Confirmed letters of credit	157,420	80,210	1,667	22,528	—	261,825
Stand-by letters of credit and guarantees	92,347	163,059	184,303	15,618	—	455,327
Credit commitments	98,792	4,837	38,139	131,183	14,822	287,773
Total	348,559	248,106	224,109	169,329	14,822	1,004,925
Total net position	(167,299)	(320,424)	(114,191)	1,152,195	109,534	659,815

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	2,048,021	—	—	—	—	2,048,021	2,047,452
Securities	10,992	89,836	110,816	886,944	32,117	1,130,705	1,022,131
Loans	1,935,474	1,775,280	1,524,298	2,580,310	243,491	8,058,853	7,220,520
Derivative financial instruments - assets	2,510	5,783	54,983	90,516	3,473	157,265	157,267
Total	3,996,997	1,870,899	1,690,097	3,557,770	279,081	11,394,844	10,447,370

Liabilities
Deposits	(3,270,253)	(536,751)	(606,002)	(90,194)	—	(4,503,200)	(4,451,025)
Securities sold under repurchase agreements	(317,951)	—	—	—	—	(317,951)	(310,197)
Borrowings and debt	(856,466)	(746,314)	(989,680)	(2,167,620)	(59,762)	(4,819,842)	(4,401,205)
Lease liabilities	(284)	(286)	(572)	(4,728)	(10,837)	(16,707)	(16,707)
Derivative financial instruments - liabilities	(17,188)	(1,994)	(7,849)	(11,661)	(2,034)	(40,726)	(40,613)
Total	(4,462,142)	(1,285,345)	(1,604,103)	(2,274,203)	(72,633)	(9,698,426)	(9,219,747)

Subtotal net position	(465,145)	585,554	85,994	1,283,567	206,448	1,696,418	1,227,623

Off-balance sheet contingencies
Confirmed letters of credit	264,603	64,100	345	16,560	—	345,608
Stand-by letters of credit and guarantees	196,775	79,659	199,192	15,000	—	490,626
Credit commitments	20,000	39,497	37,545	130,430	—	227,472
Total	481,378	183,256	237,082	161,990	—	1,063,706
Total net position	(946,523)	402,298	(151,088)	1,121,577	206,448	632,712

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross notional inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.
iii.Liquidity reserves
As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.
The following table sets out the components of the Banks’s liquidity reserves:

	March 31, 2024		December 31, 2023
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,537,393	1,537,393	1,884,204	1,884,204
Cash and due from banks (1)	128,777	128,777	102,864	102,864
Total	1,666,170	1,666,170	1,987,068	1,987,068
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding
The following table sets out the Bank’s financial assets available to support future funding:

	March 31, 2024		December 31, 2023
	Pledged as collateral	Available as collateral	Pledged as collateral	Available as collateral
Cash and due from banks	60,125	1,666,170	60,384	1,987,066
Notional of investment securities	448,908	660,306	400,825	619,533
Loans at amortized cost	—	7,349,732	—	7,195,567
Total	509,033	9,676,208	461,209	9,802,166

The total financial assets recognized in the statement of financial position that had been pledged as collateral for liabilities as of March 31, 2024, and December 31, 2023, are shown in the table above.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	March 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,702,458	—	15,000	—	—	8,837	1,726,295
Securities	70,119	43,520	131,648	830,658	22,578	—	1,098,523
Loans	4,724,981	1,535,565	780,437	298,642	10,107	—	7,349,732
Total	6,497,558	1,579,085	927,085	1,129,300	32,685	8,837	10,174,550

Liabilities
Demand deposits and time deposits	(3,588,844)	(819,109)	(283,885)	(25,325)	—	(7,116)	(4,724,279)
Securities sold under repurchase agreements	(363,804)	—	—	—	—	—	(363,804)
Borrowings and debt	(2,517,889)	(305,618)	(285,587)	(824,209)	—	—	(3,933,303)
Total	(6,470,537)	(1,124,727)	(569,472)	(849,534)	—	(7,116)	(9,021,386)

Net effect of derivative financial instruments held for interest risk management	7,377	(5,305)	54,914	83,795	6,184	—	146,965
Total interest rate sensitivity	34,398	449,053	412,527	363,561	38,869	1,721	1,300,129

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

	December 31, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	2,044,103	—	—	—	—	3,349	2,047,452
Securities	14,169	60,256	82,951	824,836	29,156	—	1,011,368
Loans	4,292,324	1,699,301	915,143	280,005	8,794	—	7,195,567
Total	6,350,596	1,759,557	998,094	1,104,841	37,950	3,349	10,254,387

Liabilities
Demand deposits and time deposits	(3,553,774)	(442,338)	(342,686)	(59,029)	—	(10,322)	(4,408,149)
Securities sold under repurchase agreements	(310,197)	—	—	—	—	—	(310,197)
Borrowings and debt	(2,653,379)	(381,795)	(483,731)	(818,947)	(14,136)	—	(4,351,988)
Total	(6,517,350)	(824,133)	(826,417)	(877,976)	(14,136)	(10,322)	(9,070,334)

Net effect of derivative financial instruments held for interest risk management	(3,485)	3,790	47,134	78,855	1,439	—	127,733
Total interest rate sensitivity	(170,239)	939,214	218,811	305,720	25,253	(6,973)	1,311,786

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)
Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.
The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
March 31, 2024	+50 bps	(4,817)	4,541	(11,671)
	-50 bps	4,611	(4,269)	11,871

December 31, 2023	+50 bps	1,669	3,881	(9,047)
	-50 bps	(1,786)	(2,861)	9,199

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	March 31, 2024
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies(1)	Total
Exchange rate	5.01	1.08	151.38	3,861.00	16.63
Assets
Cash and due from banks	23	146	2	54	575	18	818
Loans	—	29,667	—	—	322,933	—	352,600
Total	23	29,813	2	54	323,508	18	353,418

Liabilities
Borrowings and debt	—	(29,667)	—	—	(323,547)	—	(353,214)
Total	—	(29,667)	—	—	(323,547)	—	(353,214)

Net currency position	23	146	2	54	(39)	18	204

	December 31, 2023
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies(1)	Total
Exchange rate	4.85	1.10	141.00	3,875.97	16.98
Assets
Cash and due from banks	10	387	45	35	1,314	14	1,805
Loans	—	30,360	—	—	304,529	—	334,889
Total	10	30,747	45	35	305,843	14	336,694

Liabilities
Borrowings and debt	—	(30,360)	—	—	(305,631)	—	(335,991)
Total	—	(30,360)	—	—	(305,631)	—	(335,991)

Net currency position	10	387	45	35	212	14	703
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring valuation

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	March 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	99,099	—	99,099

Derivative financial instruments - assets:
Interest rate swaps	—	11,578	—	11,578
Cross-currency swaps	—	171,599	—	171,599
Total derivative financial instrument assets	—	183,177	—	183,177
Total assets at fair value	—	282,276	—	282,276

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	(7,690)	—	(7,690)
Cross-currency swaps	—	(28,611)	—	(28,611)
Total derivative financial instruments - liabilities	—	(36,301)	—	(36,301)
Total liabilities at fair value	—	(36,301)	—	(36,301)

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	11,865	—	11,865

Derivative financial instruments - assets:
Interest rate swaps	—	11,358	—	11,358
Cross-currency swaps	—	145,909	—	145,909
Total derivative financial instrument assets	—	157,267	—	157,267
Total assets at fair value	—	169,132	—	169,132

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	790	—	790
Cross-currency swaps	—	39,823	—	39,823
Total derivative financial instruments - liabilities	—	40,613	—	40,613
Total liabilities at fair value	—	40,613	—	40,613

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Not measured at fair value
The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	March 31, 2024
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,726,295	1,726,295	—	1,726,295	—
Securities at amortized cost (1)	1,011,270	999,324	—	999,324	—
Loans at amortized cost (2)	7,383,521	7,634,122	—	7,634,122	—
Customers' liabilities under acceptances	235,344	235,344	—	235,344	—

Liabilities
Deposits	4,777,245	4,777,245	—	4,777,245	—
Securities sold under repurchase agreements	363,804	363,804	—	363,804	—
Borrowings and debt, net	3,933,303	3,953,184	—	3,953,184	—
Acceptances outstanding	235,344	235,344	—	235,344	—

	December 31, 2023
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	2,047,452	2,047,452	—	2,047,452	—
Securities at amortized cost (1)	1,010,266	997,341	—	997,341	—
Loans at amortized cost, net (2)	7,220,520	7,267,429	—	7,267,429	—
Customers' liabilities under acceptances	261,428	261,428	—	261,428	—

Liabilities
Deposits	4,451,025	4,451,025	—	4,451,025	—
Securities sold under repurchase agreements	310,197	310,197	—	310,197	—
Borrowings and debt, net	4,351,988	4,357,271	—	4,357,271	—
Acceptances outstanding	261,428	261,428	—	261,428	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $11.6 million and the allowance for expected credit losses of $1.3 million as of March 31, 2024 (accrued interest receivable of $12.4 million and the allowance for expected credit losses of $1.6 million as of December 31, 2023).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $114 million, the allowance for expected credit losses of $59.6 million and unearned interest and deferred fees of $20.7 million as of March 31, 2024 (accrued interest receivable of $109 million, the allowance for expected credit losses of $59.4 million and unearned interest and deferred fees of $24.7 million as of December 31, 2023).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	March 31, 2024	December 31, 2023
Unrestricted deposits with the Federal Reserve of the United States of America	1,537,393	1,884,204
Cash and non-interest-bearing deposits in other banks	8,837	3,349
Cash and interest-bearing deposits in other banks(1)	180,065	159,899
Total cash and due from banks	1,726,295	2,047,452

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	60,125	60,384
Total cash and due from banks in the condensed consolidated interim statement of cash flows	1,666,170	1,987,068

The following table presents the restricted deposits classified by country risk:

	March 31, 2024	December 31, 2023
Japan	23,640	14,820
United States of America(1)	15,250	20,700
Chile	15,000	—
Switzerland	—	13,747
Panama	5,100	—
Germany	1,135	5,775
Canada	—	5,342
Total	60,125	60,384

(1)As of March 31, 2024 includes restricted deposit of $25.0 million (December 31, 2023: $18.0 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Securities

Securities are presented as follows:

March 31, 2024	Amortized cost	FVOCI	Total
Principal	1,000,915	97,608	1,098,523
Interest receivable	11,615	1,491	13,106
Allowance (1)	(1,260)	—	(1,260)
	1,011,270	99,099	1,110,369

December 31, 2023	Amortized cost	FVOCI	Total
Principal	999,544	11,824	1,011,368
Interest receivable	12,354	41	12,395
Allowance (1)	(1,632)	—	(1,632)
	1,010,266	11,865	1,022,131

(1)As of March 31, 2024 and December 31, 2023, the loss allowance for losses for securities at FVOCI for $23 thousand and $1 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.

Securities by contractual maturity are shown in the following table:

March 31, 2024	Amortized cost	FVOCI	Total
Due within 1 year	245,287	—	245,287
After 1 year but within 5 years	733,050	97,608	830,658
After 5 years but within 10 years	22,578	—	22,578
Balance - principal	1,000,915	97,608	1,098,523

December 31, 2023	Amortized cost	FVOCI	Total
Due within 1 year	157,376	—	157,376
After 1 year but within 5 years	813,012	11,824	824,836
After 5 years but within 10 years	29,156	—	29,156
Balance - principal	999,544	11,824	1,011,368

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	March 31, 2024	December 31, 2023
Securities pledged to secure repurchase transactions	384,840	342,271

Securities sold under repurchase agreements	(363,804)	(310,197)
As of December 31, 2023, sales were made for $63.5 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $7.0 million and losses on sale of $3.9 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	March 31, 2024	December 31, 2023
Loans, outstanding balance	7,349,732	7,195,567
Interest receivable	113,998	109,082
Loss allowance	(59,558)	(59,410)
Unearned interest and deferred fees	(20,651)	(24,719)
Loans, net	7,383,521	7,220,520

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2024	December 31, 2023
Fixed interest rate	4,216,164	3,828,485
Floating interest rates	3,133,568	3,367,082
Total	7,349,732	7,195,567

As of March 31, 2024, and December 31, 2023, 75% and 71% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 1.95% to 15.17% (December 31, 2023: 1.95% to 16.01%).

The following table details information relating to loans granted to class A and B shareholders:

	March 31, 2024	December 31, 2023
Loans to class A and B shareholders	440,439	397,300
% Loans to class A and B shareholders over total loan portfolio	6%	6%
% Class A and B stockholders with loans over number of class A and B stockholders	10%	10%

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	March 31, 2024	December 31, 2023
Documentary letters of credit	261,825	345,608
Stand-by letters of credit and guarantees - commercial risk	455,327	490,626
Commitments loans	287,773	227,472
Commitments letters of credit	100,000	—
Total	1,104,925	1,063,706

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts (continued)

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	March 31, 2024	December 31, 2023
Up to 1 year	920,775	901,716
From 1 to 2 years	154,041	84,581
Over 2 to 5 years	15,287	77,409
More than 5 years	14,822	—
Total	1,104,925	1,063,706

9.Gain (loss) on financial instruments, net
The amounts that were recognized in profit or loss related to the results of financial instruments are detailed below:

	March 31
	2024	2023
Gain on derivative financial instruments and foreign currency exchange, net	160	3,071
Loss on sale of financial instruments at amortized cost	—	(1,367)
	160	1,704

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	March 31, 2024
	Notional amount	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,182,467	11,578	(7,690)
Interest rate and foreign exchange risk
Fair value hedges	319,389	39,206	(3,095)
Cash flow hedges	1,173,619	132,393	(25,516)
	2,675,475	183,177	(36,301)

	December 31, 2023
	Notional amount	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	987,394	11,358	(790)
Interest rate and foreign exchange risk
Fair value hedges	374,654	38,088	(14,290)
Cash flow hedges	1,303,388	107,821	(25,533)
	2,665,436	157,267	(40,613)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges
The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(712)	(47)	2
Securities at amortized cost	10,000	—	(33)	(42)	(79)
Deposits	317,000	7,834	(45)	(674)	2
Borrowings and debt	845,467	3,744	(6,901)	(7,313)	(62)
Interest rate and foreign exchange risk
Borrowings and debt	319,389	39,206	(3,094)	598	249
Total	1,501,856	50,784	(10,785)	(7,478)	112

	December 31, 2023
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	10,000	—	(519)	(113)	7
Securities at amortized cost	10,000	101	—	(109)	144
Deposits	307,000	3,564	—	600	12
Borrowings and debt	660,394	7,693	(271)	5,152	176
Interest rate and foreign exchange risk
Borrowings and debt	374,654	38,088	(14,290)	36,710	2,908
Total	1,362,048	49,446	(15,080)	42,240	3,247

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	10,854	—	Loans, net	(87)	49
Securities at amortized cost	10,145	—	Securities, net	(12)	(37)
Deposits	—	(326,533)	Deposits	88	676
Borrowings and debt	—	(350,376)	Borrowings and debt, net	5,625	7,251
Interest rate and foreign exchange risk
Borrowings and debt	—	(357,690)	Borrowings and debt, net	(36,404)	(349)
Total	20,999	(1,034,599)		(30,790)	7,590

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	10,664	—	Loans, net	(136)	120
Securities at amortized cost	10,055	—	Securities, net	26	253
Deposits	—	(236,942)	Deposits	(588)	(588)
Borrowings and debt	—	(344,605)	Borrowings and debt, net	(1,626)	(4,976)
Interest rate and foreign exchange risk
Borrowings and debt	—	(402,377)	Borrowings and debt, net	(21,737)	(33,802)
Total	20,719	(983,924)		(24,061)	(38,993)

(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	March 31, 2024
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	444,420	167,204	611,624
Over 1 to 2 years	55,263	—	55,263
Over 2 to 5 years	580,128	142,060	722,188
More than 5 years	102,656	10,125	112,781
Total	1,182,467	319,389	1,501,856

	December 31, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	434,420	235,973	670,393
Over 1 to 2 years	50,263	—	50,263
Over 2 to 5 years	476,311	128,556	604,867
More than 5 years	26,400	10,125	36,525
Total	987,394	374,654	1,362,048

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	March 31, 2024
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	2	—	2
Securities at amortized cost	(79)	—	(79)
Deposits	(1)	—	(1)
Borrowings and debt	(59)	—	(59)
Interest rate and foreign exchange risk
Borrowings and debt	249	88	337
Total	112	88	200

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

	March 31, 2023
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	34	—	34
Securities at amortized cost	38	—	38
Borrowings and debt	127	—	127
Interest rate and foreign exchange risk
Loans	86	(113)	(27)
Borrowings and debt	2,610	—	2,610
Total	2,895	(113)	2,782

B.Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Borrowings and debt	1,173,619	132,393	(25,516)	22,926	23,003	77	1
Total	1,173,619	132,393	(25,516)	22,926	23,003	77	1

	December 31, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Notional amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Borrowings and debt	1,303,388	107,821	(25,533)	65,005	65,286	281	(682)
Foreign exchange risk
Deposits	—	—	—	—	—	—	57
Borrowing and debt	—	—	—	—	—	—	142
Total	1,303,388	107,821	(25,533)	65,005	65,286	281	(483)

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Loss on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Borrowings and debt	—	(1,286,917)	Borrowings and debt, net	(22,926)	(7,895)
Total	—	(1,286,917)		(22,926)	(7,895)

	December 31, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Borrowings and debt	—	(1,398,323)	Borrowings and debt, net	(65,005)	(7,458)
Total	—	(1,398,323)		(65,005)	(7,458)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	March 31, 2024
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	—	346,389	346,389
Over 1 to 2 years	—	—	285,471	285,471
Over 2 to 5 years	—	—	439,104	439,104
More than 5 years	—	—	102,655	102,655
Total	—	—	1,173,619	1,173,619

	December 31, 2023
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	—	643,464	643,464
Over 1 to 2 years	—	—	206,496	206,496
Over 2 to 5 years	—	—	409,742	409,742
More than 5 years	—	—	43,686	43,686
Total	—	—	1,303,388	1,303,388

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	March 31, 2024
	Current	Overdue	Total
Interest rate and foreign exchange risk
Borrowings and debt	77	1	78
Total	77	1	78

	March 31, 2023
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate hedges
Borrowings and debt	318	—	318
Total	318	—	318

11.Other assets

Following is a summary of other assets:

	March 31, 2024	December 31, 2023
Accounts receivable financial instruments	2,115	4,844
Prepaid expenses	3,054	2,174
Prepaid fees and commissions	307	451
Interest receivable - deposits	2,572	1,603
IT projects under development	2,130	1,802
Improvement project under development	696	396
Accounts receivable - others	14,702	—
Severance fund	2,246	2,169
Other	2,392	2,156
Total	30,214	15,595

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	Remaining Term		Original Term
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Demand	533,709	510,195	533,709	510,195
Up to 1 month	1,951,006	2,026,454	1,248,249	1,336,379
From 1 month to 3 months	869,177	704,765	733,725	758,728
From 3 month to 6 months	874,134	517,359	840,905	675,106
From 6 month to 1 year	464,959	570,033	1,128,291	892,221
From 1 year to 2 years	28,699	77,843	218,207	216,430
From 2 years to 5 years	2,595	1,500	21,193	19,090
Total	4,724,279	4,408,149	4,724,279	4,408,149
The following table presents additional information regarding the Bank’s deposits:

	March 31, 2024	December 31, 2023
Aggregate amount of $100,000 or more	4,723,688	4,407,608
Aggregate amount of deposits in the New York Agency	1,457,506	1,250,524

	March 31,
	2024	2023
Interest expense on deposits made in the New York Agency	19,696	8,455

13.Securities sold under repurchase agreements
The following table details the financing under repurchase agreement:

	March 31, 2024	December 31, 2023
Financing transactions under repurchase agreements	363,804	310,197

	March 31,
	2024	2023
Interest expense on financing contracts under repurchase agreement	2,564	1,867

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14. Borrowings and debt
Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2024, the Bank was in compliance with all those covenants.
Carrying amount of borrowings and debt is detailed as follows:

	March 31, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	973,452	173,356	537,775	2,257,410	3,941,993
Transaction costs	(161)	(16)	(1,633)	(6,880)	(8,690)
	973,291	173,340	536,142	2,250,530	3,933,303

	December 31, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,638,306	86,601	537,775	2,097,820	4,360,502
Transaction costs	(262)	(40)	(1,904)	(6,308)	(8,514)
	1,638,044	86,561	535,871	2,091,512	4,351,988

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	March 31, 2024	December 31, 2023
Short-term borrowings:
At fixed interest rates	509,188	732,336
At floating interest rates	464,264	905,970
Principal	973,452	1,638,306
Less: Transaction costs	(161)	(262)
Total short-term borrowings, net	973,291	1,638,044

Short-term debt:
At fixed interest rates	101,536	1,536
At floating interest rates	71,820	85,065
Principal	173,356	86,601
Less: Transaction costs	(16)	(40)
Total short-term debt, net	173,340	86,561

Total short-term borrowings and debt, net	1,146,631	1,724,605

Range of fixed interest rates on borrowings and debt in U.S. dollars	5.44% to 6.50%	5.44% to 6.50%
Range of floating interest rates on borrowings in U.S. dollars	6.04% to 6.28%	6.08% to 6.33%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.52% to 12.44%	11.77% to 12.65%
Range of floating interest rates on borrowings and debt in Euros	4.44% to 4.51%	4.51% to 4.69%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2024	December 31, 2023
US dollar	811,499	1,084,872
Mexican peso	273,262	576,527
Euro	62,047	63,508
Carrying amount - principal	1,146,808	1,724,907

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	March 31, 2024	December 31, 2023
Long-term borrowings:
At floating interest rates with due dates from May 2024 to May 2026	537,775	537,775
Principal	537,775	537,775
Less: Transaction costs	(1,633)	(1,904)
Total long-term borrowings, net	536,142	535,871

Long-term debt:
At fixed interest rates with due dates from March 2024 to November 2034	1,500,172	1,456,290
At floating interest rates with due dates from November 2024 to August 2028	757,238	641,530
Principal	2,257,410	2,097,820
Less: Transaction costs	(6,880)	(6,308)
Total long-term debt, net	2,250,530	2,091,512

Total long-term borrowings and debt, net	2,786,672	2,627,383

Range of fixed interest rates on borrowings and debt in U.S. dollars	1.35% to 6.15%%	1.35% to 6.15%%
Range of floating interest rates on borrowings and debt in U.S. dollars	6.28% to 7.31%	6.32% to 7.31%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.68% to 11.88%	11.70% to 11.95%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.35%	0.40% to 1.35%
Range of fixed interest rates on debt in Euros	0.90%	0.90% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41% to 6.81%	1.41% to 6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss francs	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2024	December 31, 2023
US dollar	1,154,242	1,149,021
Mexican peso	1,447,731	1,241,023
Euro	32,364	88,018
Japanese yen	119,019	113,642
Australian dollar	26,070	27,286
Swiss franc	11,089	11,889
Sterling pound	4,670	4,716
Carrying amount - principal	2,795,185	2,635,595
Future payments of long-term borrowings and debt outstanding as of March 31, 2024, are as follows:

Year	Outstanding
2024	586,604
2025	1,009,620
2026	524,297
2027	428,186
2028	113,908
2034	9,777
Carrying amount - principal	2,795,185

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2024	2023
Balance as of January 1,	4,351,988	4,416,511
Net decrease in short-term borrowings and debt	(583,341)	(503,227)
Proceeds from long-term borrowings and debt	201,482	—
Payments of long-term borrowings and debt	(60,561)	(55,668)
Change in foreign currency rates	24,798	94,179
Fair value adjustment due to hedge accounting relationship	(2,790)	1,787
Other adjustments	1,727	1,460
Balance as of March 31,	3,933,303	3,955,042
The reconciliation of the movements of the equity accounts that are part of the financing activities are presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	March 31, 2024	December 31, 2023
Due within 1 year	1,720	1,717
After 1 year but within 5 years	6,760	6,540
After 5 years but within 10 years	11,727	12,368
Total undiscounted lease liabilities	20,207	20,625

Short-term	1,156	1,143
Long-term	15,278	15,564
Lease liabilities included in the condensed consolidated interim statement of financial position	16,434	16,707
Amounts recognized in the condensed consolidated interim statement of cash flows:

	March 31,
	2024	2023
Payments of lease liabilities	283	255
Amounts recognized in condensed consolidated interim statement of profit or loss:

	March 31,
	2024	2023
Interest on lease liabilities	149	144

16. Other liabilities

Following is a summary of other liabilities:

	March 31, 2024	December 31, 2023
Accruals and other accumulated expenses	19,076	24,120
Funds received for debt repayment	—	14,735
Accounts payable	8,077	5,143
Unearned commissions	10,028	9,652
Other	84	84
Total	37,265	53,734

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	March 31,
	2024	2023
(Thousands of US$ dollars)
Profit for the period	51,268	36,954

(U.S. dollars)
Basic earnings per share	1.40	1.02

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,609	36,360

18.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	March 31,
	2024	2023
Structured loans	1,334	397
Documentary and stand-by letters of credit	5,831	3,924
Fees and commission income	2,504	662
Total fee and commission income	9,669	4,983
Fess and commission expense	(197)	(171)
Total	9,472	4,812
The following table provides information on the ordinary income that is expected to be recognized on the existing contracts:

March 31, 2024
Up to 1 year	4,547
From 1 to 2 years	2,860
More than 2 years	697
Total	8,104

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	March 31, 2024
	Commercial	Treasury	Total
Interest income	157,918	35,654	193,572
Interest expense	(119)	(130,568)	(130,687)
Inter-segment net interest income	(101,433)	101,433	—
Net interest income	56,366	6,519	62,885
Other income (expense), net	9,710	(7)	9,703
Total revenues	66,076	6,512	72,588

Provision for credit losses	(3,710)	681	(3,029)
Operating expenses	(14,658)	(3,633)	(18,291)
Segment profit	47,708	3,560	51,268

Segment assets	7,635,198	3,024,983	10,660,181
Segment liabilities	257,111	9,155,536	9,412,647

	March 31, 2023
	Commercial	Treasury	Total
Interest income	122,595	20,784	143,379
Interest expense	(115)	(90,644)	(90,759)
Inter-segment net interest income	(77,651)	77,651	—
Net interest income	44,829	7,791	52,620
Other income (expense), net	4,992	1,563	6,555
Total revenues	49,821	9,354	59,175

Provision for credit losses	(3,904)	(2,427)	(6,331)
Operating expenses	(11,844)	(4,046)	(15,890)
Segment profit	34,073	2,881	36,954

Segment assets	6,854,382	2,383,965	9,238,347
Segment liabilities	154,240	7,970,216	8,124,456

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	March 31,
	2024	2023
Profit for the period	51,268	36,954

Assets:
Assets from reportable segments	10,660,181	9,238,347
Other assets - unallocated	27,642	10,294
Total	10,687,823	9,248,641

Liabilities:
Liabilities from reportable segments	9,412,647	8,124,456
Other liabilities - unallocated	37,265	28,652
Total	9,449,912	8,153,108

20.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	March 31, 2024	December 31, 2023
Assets:
Demand deposits	6,675	2,263
Loans, net	61,836	61,440
Securities at amortized cost, net	14,161	14,373
Total	82,672	78,076

Liabilities:
Time deposits	257,611	319,344

Contingencies:
Stand-by letters of credit	150	150

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	March 31,
	2024	2023
Interest income:
Loans	1,137	2,022
Securities at amortized cost	121	149
Total	1,258	2,171
Interest expense:
Deposits	(4,301)	(5,447)

Net interest income (expenses)	(3,043)	(3,276)

Other income (expense):
Fees and commissions, net	—	7

Net loss from related parties	(3,043)	(3,269)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	March 31,
	2024	2023
Expenses:
Compensation costs to directors	511	127
Compensation costs to executives	5,931	4,146
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.

21.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of March 31, 2024, and December 31, 2023, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of March 31, 2024, and December 31, 2023 was 210.4% and 205.8%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.

The liquidity index reported by the Bank to the regulator as of March 31, 2024 and December 31, 2023 was 80.0% and 93.4%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and Rules No. 01-2015 and 03-2016. The information corresponding to the total capital adequacy index is as follows:

	March 31, 2024	December 31, 2023
Capital funds	1,240,458	1,206,753
Risk-weighted assets	9,052,942	8,898,408
Capital adequacy index	13.7%	13.6%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	March 31, 2024	December 31, 2023
Ordinary capital	1,104,439	1,070,734
Non-risk-weighted assets	10,985,758	10,994,085
Leverage ratio	10.1%	9.7%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	March 31, 2024
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,599,909	40,056	—	—	10,107	4,650,072
Financial institutions:
Private	2,137,936	—	—	—	—	2,137,936
State-owned	476,886	—	—	—	—	476,886
	2,614,822	—	—	—	—	2,614,822
Sovereign	84,838	—	—	—	—	84,838
Total	7,299,569	40,056	—	—	10,107	7,349,732

Specific provision	—	8,013	—	—	5,606	13,619

Allowance for loan
losses under IFRS (1):	44,517	8,107	—	—	6,934	59,558

	December 31, 2023
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	4,354,378	32,342	—	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	—	—	2,248,150
State-owned	464,918	—	—	—	—	464,918
	2,713,068	—	—	—	—	2,713,068
Sovereign	85,672	—	—	—	—	85,672
Total	7,153,118	32,342	—	—	10,107	7,195,567

Specific provision	—	6,470	—	—	5,652	12,122

Allowance for loan
losses IFRS (1):	45,958	6,554	—	—	6,898	59,410

(1) As of March 31, 2024, and December 31, 2023, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.
As of March 31, 2024, and December 31, 2023, there are no new restructured loans.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	March 31, 2024
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	4,599,909	40,056	10,107	4,650,072
Financial institutions:
Private	2,137,936	—	—	2,137,936
State-owned	476,886	—	—	476,886
	2,614,822	—	—	2,614,822
Sovereign	84,838	—	—	84,838
Total	7,299,569	40,056	10,107	7,349,732

	December 31, 2023
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	4,386,720	—	10,107	4,396,827
Financial institutions:
Private	2,248,150	—	—	2,248,150
State-owned	464,918	—	—	464,918
	2,713,068	—	—	2,713,068
Sovereign	85,672	—	—	85,672
Total	7,185,460	—	10,107	7,195,567

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	March 31, 2024
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

	December 31, 2023
	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

	March 31, 2024	December 31, 2023
Non-accruing loans:
Private corporations	10,107	10,107

Interest that would be reversed if the loans had been classified as non-accruing loans	364	328
As of March 31, 2024, and December 31, 2023, there was no interest income collected on loans in non-accrual status.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Credit risk coverage - dynamic provision
As of March 31, 2024, and December 31, 2023, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.

Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

23.Subsequent events
The Bank announced a quarterly cash dividend of $0.50 US dollar cents per share corresponding to the first quarter of 2024. The cash dividend was approved by the Board of Directors on April 16, 2024 and it was payable on May 15, 2024 to the Bank’s stockholders as of April 29, 2024 record date.